UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the Month of September, 2008
1-15240
(Commission File Number)
JAMES HARDIE INDUSTRIES N.V.
(Translation of registrant’s name into English)
Atrium, 8th floor
Strawinskylaan 3077
1077 ZX Amsterdam, The Netherlands
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Not Applicable
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Not Applicable
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Safe Harbor Statement	3
Exhibit Index	4
Signatures	5
EXHIBIT 99.1
EXHIBIT 99.2
EXHIBIT 99.3

Safe Harbor Statement
The exhibits attached to this Form 6-K contain forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, lenders and potential lenders, representatives of the media and others. Examples of forward-looking statements include:
•	expectations about the timing and amount of payments to the Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven asbestos-related personal injury and death claims;

•	statements regarding tax liabilities and related audits and proceedings;

•	statements as to the possible consequences of proceedings brought against us and certain of our former directors and officers by the Australian Securities and Investments Commission;

•	expectations concerning indemnification obligations;

•	expectations concerning the costs associated with the suspension of operations at our Blandon, Pennsylvania and Plant City, Florida plants;

•	expectations that our credit facilities will be extended or renewed;

•	expectations concerning dividend payments;

•	projections of our results of operations or financial condition;

•	statements regarding our plans, objectives or goals, including those relating to competition, acquisitions dispositions and our products;

•	statements about our future performance; and

•	statements about product or environmental liabilities.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.
Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Key Information – Risk Factors” beginning on page 6 of our Form 20-F filed on July 8, 2008 with the Securities and Exchange Commission, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF and the effect of foreign exchange rates on the amount recorded in our financial statements as an asbestos liability; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of our research and development efforts; our reliance on a small number of customers; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; foreign exchange risks; the effect of natural disasters and changes in our key management personnel. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Final Director’s Interest Notice — Filed with the Australian Stock Exchange on September 1, 2008

Exhibit 99.2	Presentation to JPMorgan conference New York — Filed with the Australian Stock Exchange on September 4, 2008

Exhibit 99.3	ASIC Proceedings — Filed with the Australian Stock Exchange on September 4, 2008

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

James Hardie Industries N.V.
Date: September 8, 2008	By:	/s/ Russell Chenu
Russell Chenu
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Final Director’s Interest Notice — Filed with the Australian Stock Exchange on September 1, 2008

Exhibit 99.2	Presentation to JPMorgan conference New York — Filed with the Australian Stock Exchange on September 4, 2008

Exhibit 99.3	ASIC Proceedings — Filed with the Australian Stock Exchange on September 4, 2008